UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2021

HighPoint Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38435	82-3620361
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

555 17th Street, Suite 3700

Denver, Colorado 80202

(Address of principal executive offices, including zip code)

(303) 293-9100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	HPR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement Amendment

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by HighPoint Resources Corporation, a Delaware corporation ( “HPR”), on November 9, 2020, HPR, Bonanza Creek Energy, Inc., a Delaware corporation (“BCEI”) and Boron Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), providing for BCEI’s acquisition of HPR. The Original Merger Agreement, among other things, provides for (i) the merger of Merger Sub with and into HPR (the “Merger”), with HPR continuing its existence as the surviving corporation following the Merger; and (ii) the commencement by BCEI of an exchange offer (the “Exchange Offer”) and consent solicitation by HPR of a prepackaged plan of reorganization for HPR and its subsidiaries (the “Prepackaged Plan” and, together with the Exchange Offer, the “HPR Restructuring Transactions”) to effect the exchange of any and all of the 7.0% Senior Notes of Highpoint Operating Corporation (“HP OpCo”) due October 15, 2022 and the 8.75% Senior Notes of HP OpCo due June 15, 2025 (collectively, the “HPR Senior Notes”) for shares of BCEI common stock, par value $0.01 per share (“BCEI Common Stock”), and senior unsecured notes to be issued by BCEI in connection with the Exchange Offer (the “BCEI Senior Notes”), such HPR Restructuring Transactions to be consummated simultaneously with the effective time of the Merger.

The parties intend to consummate the Merger and the Exchange Offer on an out-of-court basis if, on the date (the “Determination Date”) that is three business days after the expiration of the Exchange Offer, (i) HPR’s stockholders have approved the Merger and (ii) the Minimum Participation Condition (as defined in the Original Merger Agreement) and the other conditions to the Merger are satisfied or waived. In the event such conditions are not met on the Determination Date, then HPR may file a voluntary petition for bankruptcy relief and seek entry of a confirmation order of the Prepackaged Plan by the Bankruptcy Court if certain conditions set forth in the Original Merger Agreement are satisfied.

On January 29, 2021, HPR, BCEI and Merger Sub entered into Amendment No. 1 to the Original Merger Agreement (the “Merger Agreement Amendment” and the Original Merger Agreement, as amended by the Merger Agreement Amendment, the “Merger Agreement”). The Merger Agreement Amendment amended the Original Merger Agreement to provide that the Minimum Participation Condition will be satisfied in the event (i) HPR’s stockholders have approved the Merger and (ii) 97.5% of the outstanding principal amount of each series of HPR Senior Notes validly tender in the Exchange Offer. As a result of the Merger Agreement Amendment, to satisfy the Minimum Participation Condition, 97.5% of the outstanding principal amount of each series of HPR Senior Notes will have to validly tender in the Exchange Offer instead of 97.5% of the outstanding principal amount of both series of HPR Senior Notes on an aggregate basis and a majority of the outstanding principal amount of each series of HPR Senior Notes, as set forth in the Original Merger Agreement.

All other material terms of the Original Merger Agreement remain substantially the same.

The foregoing description of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is attached as Exhibit 2.1 and is incorporated by reference.

No Offer or Solicitation

This communication relates to the Merger, which includes the commencement of the Exchange Offer and solicitation of the Prepackaged Plan to effect the exchange of HPR Senior Notes for shares of BCEI Common Stock, or BCEI Senior Notes to be issued by BCEI in connection with the Exchange Offer.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the transactions contemplated by the Merger Agreement, including the HPR Restructuring Transactions (collectively, the “Transactions”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, HPR and BCEI have filed materials with the SEC, including (1) a joint proxy statement (the “Joint Proxy Statement”), (2) a consent solicitation and prospectus with respect to the Exchange Offer (the “Exchange Prospectus”), of which the Prepackaged Plan will be a part, (3) a Registration Statement on Form S-4 with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement will be a part, and (4) a Registration Statement on Form S-4 with respect to the Exchange Offer (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus will be a part. The Registration Statements have not yet been declared effective by the SEC. After the Registration Statements are declared effective by the SEC, HPR and BCEI intend to send the definitive form of the Joint Proxy Statement to the shareholders of HPR and the shareholders of BCEI, and HPR and BCEI intend to send the definitive form of the Exchange Prospectus to the debt holders of HPR. These documents are not substitutes for the Joint Proxy Statement, Exchange Prospectus or Registration Statements or for any other document that HPR or BCEI may file with the SEC and send to HPR’s shareholders or debt holders or BCEI’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF HPR AND BCEI ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HPR AND BCEI WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HPR, BCEI, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by HPR and BCEI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HPR will be available free of charge from HPR’s website at www.hpres.com under the “Investors” tab or by contacting HPR’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com.

Participants in the Solicitation

HPR, BCEI and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from HPR’s shareholders and BCEI’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of HPR is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statements, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction and any other statements regarding HPR’s or BCEI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-

looking statements. Specific forward-looking statements include statements regarding HPR and BCEI’s plans and expectations with respect to the Transaction. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of HPR may not approve the Merger Agreement or that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transactions; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of HPR and BCEI; the effects of the business combination of HPR and BCEI, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the requisite amount of HPR debt does not participate in the Exchange Offer and that HPR may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in HPR’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from HPR’s website at www.hpres.com under the “Investors” tab, and in other documents HPR files with the SEC, and in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab, and in other documents BCEI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither HPR nor BCEI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibits

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated January 29, 2021, by and among BCEI, Merger Sub, and HPR.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. HPR agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2021	HIGHPOINT RESOURCES CORPORATION

	By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen
Senior Vice President - General Counsel and Secretary

Exhibit 2.1

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2021 (this “Amendment”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Boron Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and HighPoint Resources Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, on November 9, 2020, the Parties entered into the Agreement and Plan of Merger (the “Merger Agreement”); and

WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

2. Amendments to the Merger Agreement.

(a) the eighth recital to the preamble is hereby amended and restated as follows:

“WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) a certain stockholder at the Company (the “Company Designated Stockholder”) and (ii) holders of at least 73% in principal amount of each of the 7.0% Senior Notes issued by HighPoint Operating Corporation, a wholly owned Subsidiary of the Company (“Opco”), due October 15, 2022 and the 8.75% Senior Notes issued by Opco due June 15, 2025 (collectively, the “Company Senior Notes,” and such holders, the “Supporting Noteholders”) have entered into that certain transaction support agreement with the Company and its Subsidiaries (the “Transaction Support Agreement”);”

(b) Section 1.2 is hereby amended by replacing the reference to “6.23(a)” in the line commencing “Minimum Participation Condition” with a reference to “6.23(b)”;

(c) Section 6.23(b) is hereby amended and restated as follows:

“(b) The obligations of Parent under the Exchange Offer shall be subject to the satisfaction of the conditions to the consummation of the Merger set forth in Article VII of this Agreement and to the further condition that, in the case of the Exchange Offer, not less than 97.5% of the aggregate outstanding principal amount of each series of Company Senior Notes shall have been validly tendered in accordance with the terms of the Exchange Offer on or prior to the Exchange Offer Expiration Date and not validly withdrawn (such 97.5% of the outstanding principal amount of each series of Company Senior Notes validly tendered and not withdrawn being herein referred to as the “Minimum Participation Condition”). Except as otherwise provided

1

in this Agreement, no term or condition of the Exchange Offer may be amended or modified without the prior written consent of Company and Parent, which consent shall not be unreasonably withheld.”

3. References to and Effect on the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein. All references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import, and all references to the date of the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall in all instances continue to refer to November 9, 2020.

4. Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

5. Other Miscellaneous Terms. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:

BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB:

BORON MERGER SUB, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Amendment No. 1 to

Agreement and Plan of Merger

COMPANY:

HIGHPOINT RESOURCES CORPORATION

By:	/s/ R. Scot Woodall
Name:	R. Scot Woodall
Title:	President & Chief Executive Officer

Signature Page to Amendment No. 1 to

Agreement and Plan of Merger